Exhibit 99.1

VERIS GOLD CORP. (Formerly, YUKON-NEVADA GOLD CORP.)

Amended Management Discussion and Analysis

For the three and six month period ending June 30, 2013

The following management’s discussion and analysis (‘‘MD&A’’) is intended to supplement the amended condensed consolidated interim financial statements of Veris Gold Corp. (the “Company” or “Veris”) for the three and six month period ending June 30, 2013, and related notes thereto, which have been prepared in accordance with IAS 34 – Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (”IASB”).

Readers are encouraged to consult the Company’s audited consolidated financial statements and corresponding notes to the financial statements for the year ended December 31, 2012 for additional details. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. All figures are in United States dollars unless otherwise noted.

SECOND QUARTER HIGHLIGHTS

1.	During the second quarter of 2013 (“Q2-2013”) the Jerritt Canyon Mill produced 38,018 payable ounces representing a 51% increase from the 25,249 ounces produced in the second quarter of the prior year (“Q2-2012”). The payable ounces produced in Q2-2013 was also 25% more than the 30,461 ounces produced in previous quarter (“Q1-2013”), due to increased throughput and the second quarter not being hampered by the heavy snow fall and down time required to reinforce ore dryer lifters experienced in the first quarter.

2.	Starvation Canyon development was completed in early April, 2013 and during the quarter ramped up to targeted mine production levels by June. Starvation Canyon delivered 47,390 tons of ore during quarter containing an estimated 8,630 ounces of gold.

3.	The Company signed a second toll milling agreement with Klondex to mill their non-refractory ore from their Fire Creek property, located approximately 120 miles from Jerritt Canyon. Deliveries from this property are expected late in the third quarter and the Company is evaluating the use of the existing wet milling circuit to process this ore. As well, a total of 8,152 tons of ore were processed from Pinson under the toll milling agreement with ATNA Resources and, Jerritt Canyon also completed a test batch of 4,763 tons for Newmont USA Ltd, which combined led to total toll milling revenues of $1.7 million. Subsequent to quarter end Newmont signed a longer term toll milling agreement to process up to 45,000 tons per month of ore.

4.	The Company recorded net income of $5.9 million in the second quarter of 2013 which compares to a net loss of $8.3 million in the second quarter of 2012. The recent quarter’s net income is largely attributable to gross margin of $4.5 million in Q2-2013 compared to the $3.1 million gross loss incurred in Q2-2012; as well as $12.2 million in non-cash derivative gains recognized in Q2-2013 compared to $0.6 derivative losses incurred in Q2-2012.

1

OVERVIEW

Veris Gold Corp., formerly Yukon-Nevada Gold Corp., (“Veris” or the “Company”) is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. The Company’s gold production and exploration activities are carried out in the United States and Canada. Gold is produced in the form of doré, which is shipped to refineries for final processing. The profitability and operating cash flow of Veris is affected by various factors, including the amount of gold produced, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, the extent of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs. Veris is also exposed to fluctuations in foreign currency exchange rates and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.

Veris receives its revenues through the sale of gold in U.S. dollars, while costs are incurred in both U.S. and Canadian currencies. Therefore, movements in the exchange rate between the Canadian and the U.S. dollars have an impact on profitability.

Jerritt Canyon

The Jerritt Canyon operation consists of a milling facility and three underground mines, Starvation Canyon, Smith and SSX-Steer, and is located in Nevada, U.S.

Jerritt Canyon Operating Highlights

 (dollars in thousands except for per ounce amounts)

	Amended
	Q2 2013 (2)	Q1 2013	Q4 2012	Q3 2012	Q2 2012
Gold (troy ounces)
Payable Ounces Produced	38,018	30,461	31,754	35,524	25,249
Gold Ounces Sold	36,590	29,776	32,198	31,763	24,073
Gold sales (2)	$44,936	$45,360	$51,799	$51,487	$36,386
Cost of gold sold	$42,141	$44,944	$36,265	$36,889	$39,530
Average gold price per ounce (1)	$1,388	$1,625	$1,703	$1,667	$1,606

	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011
Gold (troy ounces)
Payable Ounces Produced	25,249	13,099	13,864	21,296	19,407
Gold Ounces Sold	24,073	12,800	16,850	18,035	18,341
Gold sales	$36,386	$20,889	$27,769	$30,116	$28,258
Cost of gold sold	$29,530	$21,666	$30,450	$37,279	$30,191
Average gold price per ounce (1)	$1,606	$1,720	$1,676	$1,678	$1,541

(1) Since Q3 2011 the calculated average gold price per ounce includes an adjustment for the amount of consideration ($850 per ounce) that is withheld by Deutsche Bank as repayment of the forward gold purchase agreement.

(2) Gold Sales amount does not include either (a) toll milling revenue, which commenced in Q2-2013 ($1.7 million); nor (b) gold produced from Starvation Canyon and sold during the quarter during the period where for accounting purposes the mine was treated as a development asset (Q2-2013: 2,453 ounces, $3.5 million gold sales).

2

Mining

At the Company operated SSX-Steer mining complex, mine production was 86,512 tons averaging 0.17 ounces per ton, for an estimated 14,686 ounces for the three months ended June 30, 2013. This represents a 3% decrease from the Q1-2013 delivery of 89,225 tons but a 15% increase in the contained ounces of 12,734 ounces in Q1-2013.  Deliveries to the mill during the second quarter averaged 951 tons per day, under budget for the quarter and 4% lower than the 991 tons per day averaged in the previous quarter. Production at the SSX-Steer Mine continued to be hampered with issues related to mechanical availability of equipment which effects efficiency of operations and resulted in excessive equipment downtime during the period. As well the surface support operations experienced mechanical availability issues with surface equipment (e.g. batch plants, compressors), slowing down the pace of backfill and other support to the underground operations.

In the Smith mine Small Mine Development, LLC (“SMD”) delivered 137,978 tons to the mill, containing an estimated 18,778 ounces during the three months ended June 30, 2013.  The tonnage increased from the 114,649 delivered in Q1-2013, though the contained ounces decreased from the 19,092 contained ounces mined in Q1-2013. The decrease in the average grade from 0.17 ounces per ton (“OPT”) in Q1-2013 to 0.14 OPT in Q2-2013 resulted from increased development required in the Smith mine during the second quarter, primarily in the months of May and June.

Starvation Canyon development was completed in early April, 2013 with the completion of the vent raise. During the quarter production ramped up to targeted mine production levels which were achieved in June 2013. During the second quarter Starvation delivered 47,390 tons of ore containing an estimated 8,630 ounces of gold. June mining production was over 500 tons per day (“TPD”), and was over 700 TPD exiting the month.

Processing

In the second quarter of 2013 the mill processed 328,606 tons of Jerritt Canyon ore through the roasters, which included 2,915 tons of third party toll-milled ore. Q2-2013 roaster production contained an estimated 39,227 ounces.  This is 25% higher than the previous quarter when 252,758 tons were processed containing an estimated 29,113 ounces of gold.  In Q2-2013 an additional 12,700 tons of third party ore was toll-milled, containing approximately 3,894 ounces. The total average tons per day processed in Q2-2013 was over 3,600, a 29% increase from the 2,800 averaged in Q1-2013. Recoveries for the quarter averaged 83%, an increase from the 82% average in Q1-2013. The increased roaster throughput and recovery through the roaster increased the overall production to 38,018 payable ounces during the quarter, a 25% increase from the 30,461 ounces produced in Q1-2013. Q2-2013 was also the first quarter of toll milling where an additional 12,915 tons of third party ore was processed, resulting in an additional $1.7 million in toll milling revenue earned during the quarter.

3

Exploration

For the three months ended June 30, 2013 a total of 463 cubex drill holes totaling 61,157 feet were completed at the Smith, SSX-Steer, and Starvation Canyon underground mines.  SMD continued drilling underground definition (production) drill holes using their own cubex (RC) drill in the Smith mine, focusing on Zones 2, 7, and 8 where a total of 32,005 feet in 250 drill holes were completed.  The Company drilled a total of 18,455 feet in 112 cubex drill holes in the SSX-Steer mine at Zones 4 and 5. Of the SSX-Steer total, 61 of the drill holes totaling 7,305 feet were drilled for exploration.  In addition, 101 cubex drill holes totaling 10,697 feet were drilled in the 7110 heading at the Starvation Canyon mine.

During the three months ending June 30, 2013, eleven resource conversion diamond drill holes totaling 9,001 feet were completed from one underground drill station at the SSX-Steer mine in Zone 1 and West Mahala as shown in the Table below.  Final assays for twelve drill holes from Zone 1 have been received in Quarter 2.

During the second quarter SMD started the construction of a planned 1,000+ foot long exploration drift, advancing the drift face approximately 100 feet. This drift will extend from the existing workings at West Mahala and Zone 1 to near the northeastern West Mahala inferred resource pod. This exploration drift is critical to better convert resources to reserves at the northeastern West Mahala inferred resource pod and to allow additional underground exploration in other areas as well as expand access for mining in zone 1. Veris plans to extend this exploration drift another 400 feet in 2013 using internal mining staff and equipment. The remaining length of the exploration drift will be deferred to 2014 as part of recent cost reduction measures. The initial exploration drift construction will allow several exploration platforms to test lesser drilled blocks of ground that contain good opportunities to add new near-mine resources and extend the life of mine plan.

Second Quarter Underground Diamond Drilling (Contractor) – SSX-Steer Mine:

Mine	Exploration		Resource Conversion
	# of Drill Holes	Footage	# of Drill Holes	Footage (ft.)
SSX-Steer	-	-	11	9,001

The goal of the 2013 underground diamond drilling program is to add resources and reserves in order to extend the current 6 year Life of Mine plan.

Modeling, Resource, and Reserve Update

On June 17, 2013, Veris published a press release updating the NI 43-101 December 31, 2012 Mineral Resource and Reserves at its 100% owned Jerritt Canyon operating gold mine in Elko County, Nevada. The NI 43-101 Technical Report supporting the press release was filed on Sedar on July 11, 2013. Todd Johnson, Vice-President of Exploration for Veris Gold Corp., is the primary author of the Technical Report entitled “NI 43-101 Technical Report, Veris Gold Corp. Jerritt Canyon Property, Elko County, Nevada” with contributions by other Qualified Persons: Mark Odell, Karl Swanson, Michele White, and John Fox. The updated proven and probable reserves (shown in the table below), estimated at year-end 2012, have increased to 1,145,000 ounces of gold at a grade of 0.157 ounces of gold per short ton (opt) or 5.38 grams of gold per tonne (gpt). This updated Mineral Reserves now supports a 6 year Life of Mine plan.

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Jerritt Canyon Mineral Reserves: December 31, 2012

	Proven			Probable			Total Proven + Probable
Deposit/Mine	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Open Pit (OP)
Burns Basin	32	0.100	3.2	391	0.101	39.6	423	0.101	42.8
Mill Creek	3	0.089	0.3	194	0.090	17.4	197	0.090	17.7
Saval	51	0.155	7.9	32	0.089	2.9	83	0.129	10.8
Wright Window	5	0.174	0.9	109	0.093	10.1	114	0.096	11.0
Stockpiles	37	0.124	4.6	167	0.053	8.9	204	0.066	13.5
OP Reserve Subtotal	128	0.131	17.0	892	0.088	78.9	1,021	0.094	95.7

Underground (UG)
Smith	1,750	0.162	283.5	1,262	0.168	211.8	3,012	0.164	495.3
SSX (includes W. Mahala)	566	0.172	97.5	1,056	0.159	167.4	1,621	0.163	272.0
Saval	18	0.239	4.3	150	0.203	30.4	168	0.207	34.8
Murray	142	0.163	23.1	354	0.166	58.6	495	0.165	81.7
Starvation	24	0.238	5.8	946	0.176	166.8	970	0.178	172.6
UG Reserve Subtotal	2,499	0.166	414.3	3,766	0.169	635.0	6,266	0.167	1,049.3

Reserve Total	2,628	0.164	431.1	4,659	0.153	713.9	7,287	0.157	1,145.0

Notes:

(1)	Mineral Reserves are contained within underground designs or Lerch Grossman pit shells using a three year trailing average gold price of US$1,490 per oz;

(2)	Mineral Reserves used a grade dependent metallurgical Au recovery from 75% to 90%;

(3)	All underground Mineral Reserves are presented using a 0.11 to 0.12 opt cutoff grade whereas the open pit Mineral Reserve cutoff grades vary between 0.043 to 0.046 opt gold;

(4)	Open pit Mineral Reserves include 5% mining losses and 5% un-planned dilution;

(5)	Underground Mineral Reserves include 5% mining losses and 10% un-planned dilution;

(6)	Mineral Reserves were calculated by Mark Odell, P.E., Practical Mining LLC, an independent Qualified Person; Todd Johnson, the primary author of the Technical Report, has reviewed and approved the updated Mineral Reserve.

The updated Mineral Resources, including Mineral Reserves (shown in the Table below), as of December 31, 2012 consist of: a measured resource of 4,510Kt at an average grade of 0.198 opt gold (6.79 gpt) totaling 891,700 ounces, and an indicated resource of 7,932Kt averaging 0.171 opt (5.86 gpt) totaling 1,359,400 ounces. The inferred resource (shown in the table below) at Jerritt Canyon is an additional 653,200 ounces of gold from 3,845Kt at an average grade of 0.170 (5.83 gpt).

The reserves were calculated using a 3-year trailing average gold price of US$1,490 per ounce whereas the resources were calculated using a two-year trailing average gold price of US$1,620 per ounce.

Jerritt Canyon’s proven and probable reserves on December 31, 2011 were 1,060,800 ounces of gold at a grade of 0.175 opt (6.00 gpt). Reserve additions net of depletion total 84 koz relative to the previous NI 43-101 report. The gains are concentrated at the Starvation and Smith underground mines with lesser additions at Burns Basin open pit. Stockpile reserves decreased by 44 koz due to depletion and reclassification based on a 2012 trench sampling program.

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The updated mineral resource estimate incorporates 1,257 new underground and 163 new surface drill holes received up to January 26, 2013. All surface drill hole assays from the 2011 drilling programs at Saval, Burns Basin, Smith, SSX-Steer, and Starvation Canyon have now been incorporated into this resource and reserve update.

Practical Mining LLC has verified the drill hole data used to support the technical information and current resources in this news release, including the sampling, sample security, analytical techniques, original assay certificates, and Quality Assurance/Quality Control procedures and has determined that the Canadian Institute of Mining, Metallurgy and Petroleum Council (November, 2010) and NI 43-101 Industry Standards have been sufficiently followed. The resources and reserves were calculated from a revised 3D geologic model of the mineralized bodies using Vulcan modeling software.

Jerritt Canyon Measured and Indicated Mineral Resources, Including Reserves: December 31, 2012.

	Measured			Indicated			Measured + Indicated
Deposit/Mine	K tons	oz/st	K oz	K tons	oz/st	K oz	K tons	oz/st	K oz
Open Pit (OP)
Burns Basin	46	0.106	4.9	430	0.096	41.4	476	0.097	46.3
Mill Creek	3	0.089	0.3	299	0.094	28.0	302	0.094	28.3
Saval	51	0.148	7.6	315	0.085	26.7	367	0.093	34.3
Wright Window	5	0.174	0.9	115	0.090	10.3	120	0.094	11.2
Pie Creek	-	-	-	225	0.086	19.2	225	0.086	19.2
Road Canyon	-	-	-	17	0.070	1.2	17	0.070	1.2
Stockpiles	37	0.124	4.6	254	0.049	12.4	291	0.059	17.1
OP Resource Subtotal	144	0.128	18.3	1,654	0.084	139.3	1,798	0.088	157.6

Underground (UG)
Smith	2,980	0.200	597.3	2,214	0.204	452.1	5,193	0.202	1,049.4
SSX (includes W. Mahala)	1,205	0.201	242.6	2,438	0.198	481.7	3,643	0.199	724.3
Saval	17	0.276	4.6	160	0.247	39.6	177	0.250	44.2
Murray	142	0.163	23.1	404	0.165	66.8	545	0.165	89.9
Starvation	24	0.238	5.8	946	0.176	166.8	970	0.178	172.6
Winters Creek	-	-	-	117	0.112	13.1	117	0.112	13.1
UG Resource Subtotal	4,367	0.200	873.4	6,278	0.194	1,220.1	10,645	0.197	2,093.5

Resource Total	4,511	0.198	891.7	7,932	0.171	1,359.4	12,443	0.181	2,251.1

Notes:

(1)	Mineral Resources that are not mineral reserves do not have demonstrated economic viability;

(2)	The Mineral Resource gold cutoff grades were calculated using a US$1,620 per ounce price which is equal to a 2 year trailing average;

(3)	Underground Mineral Resources are presented using a 0.10 to 0.11 opt Au cutoff grade;

(4)	The open pit Mineral Resources used cutoff grades ranging from 0.040 to 0.042 opt Au and are constrained by a Lerch Grossman pit shells run at $1,620 per ounce;

(5)	The underground Mineral Resources at Smith and SSX (including West Mahala) were calculated by the Independent Qualified Person, Karl Swanson, if the blocks occur inside the 0.10 opt Au gradeshell and outside existing asbuilt workings and sterilized areas, and deemed to be potentially economic; The underground Mineral Resources for the other listed areas were calculated by the Qualified Person, Mark Odell; Todd Johnson, the primary author of the Technical Report, has reviewed and approved the updated Mineral Resources;

(6)	Open pit Mineral Resources and Reserves include 5% mining losses and 5% un-planned dilution; and

(7)	Underground Mineral Resources include 5% mining losses and 5-10% unplanned dilution.

6

Jerritt Canyon Inferred Mineral Resources: December 31, 2012.

	Inferred
Deposit/Mine	K tons	oz/st	K oz
Open Pit (OP)
Burns Basin	5	0.061	0.3
Mill Creek	4	0.153	0.6
Saval	10	0.083	0.8
Wright Window	5	0.088	0.4
Pie Creek	5	0.089	0.5
Road Canyon	187	0.081	15.2
Stockpiles
OP Resource Subtotal	216	0.082	17.8

Underground (UG)
Smith	977	0.179	174.6
SSX (includes West Mahala)	2,508	0.173	433.6
Saval	51	0.238	12.2
Murray	61	0.162	10.0
Starvation	21	0.170	3.6
Winters Creek	10	0.145	1.5
UG Resource Subtotal	3,629	0.175	635.4

Inferred Resource Total	3,845	0.170	653.2

Notes:

(1)	Similar resource tabulation methodologies described for the measured and indicated mineral resources apply to the inferred resources; and

(2)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Assaying of all surface exploration (reverse circulation and core) and underground diamond drill hole samples from the 2011 and 2012 drill programs to help support the updated NI 43-101 Technical Report was conducted by ALS Laboratory Group in Reno, Nevada using standard fire assay techniques.

7

Surface Exploration

During the three months ended June 30, 2013 the Company did not conduct any surface exploration drilling at Jerritt Canyon.  Planning is in progress to determine whether a surface exploration program will be undertaken in 2013.  Drilling targets are still being prioritized based on different funding approvals but primarily include West Starvation Canyon, West Mahala, Winters Creek, Mill Creek, Coyote (West Murray), California Mountain, Burns Basin, and Pie Creek.

Environmental

During the quarter environmental capital and legacy restoration projects continued at Jerritt Canyon.  The capital projects included completion of electrical infrastructure for the second tailings facility (“TSF2”) and the water storage reservoirs.  The additional air pollution controls installed in the third quarter of 2012 remained in startup for the first quarter of 2013. Full commissioning of TSF2 is anticipated occurred in July 2013, subsequent to the second quarter of 2013. The completion of the air pollution controls and performance testing are anticipated for the first quarter of 2013, and will mark the completion of the air pollution controls for mercury that was a primary air pollution regulatory requirement in the Consent Decree from 2009.

Other restoration projects in the quarter included completion of construction to diminish the amount of snowmelt and runoff that infiltrate the Marlboro Canyon rock disposal area (“RDA”). In the second quarter the Company will complete the re-grading of the Snow Canyon RDA in order to diminish infiltration at that site, continue recovery of groundwater beneath TSF1; and develop alternative water treatment plans for the RDA’s, such as using conventional biological methods, for submission and approval to the regulators. There are also remaining earthworks required under the Consent Decree in those areas.

Ketza River

Exploration summary

The Company did not conduct any drilling in the second quarter of 2013 at Ketza River.  During the second quarter, the Company continued the compilation of district-wide geology information from 2012 work and historical reports into ARCGIS.  The acQuire drill hole and surface geochemical databases were updated as well with new and historic data.  The Company also continued reclamation planning and the collection of environmental and water data.

Yukon Environmental and Socio-economic Assessment Board

Veris has until September, 2013 to submit additional requested information to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) to support the adequacy review as part of the proposed re-opening of the mine.  It is possible that this deadline could be extended if both parties agree to it in writing.

Ongoing baseline data activities continue at the site including monthly water quality reporting and the hydrometric survey.   In addition, the Company is still pursuing the existing tailings dam water license renewal.

8

AMENDED SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except for share and per share amounts)

	Amended Q2 2013	Q1 2013	Q4 2012	Q3 2012(1)	Q2 2012	Q1 2012	Q4 2011(2)	Q3 2011(2)
Statement of Operations
Gold Sales	$44,936	$45,360	$51,799	$51,487	$36,386	$20,889	$27,769	$30,116
Toll Milling	1,710	-	-	-	-	-	-	-
Revenue	$46,646	$45,360	$51,799	$51,487	$36,386	$20,889	$27,769	$30,116
Cost of gold sold	42,141	44,944	36,265	36,889	39,530	21,666	30,615	37,279
Gross margin (loss)	4,505	416	15,534	14,598	(3,144)	(777)	(2,846)	(7,163)
(Loss) income from operations	(2,733)	(5,528)	(22,034)	8,479	(7,167)	(5,350)	(6,055)	(11,159)
Income (loss) before taxes	5,848	(5,436)	(21,404)	9,027	(8,807)	(6,745)	(8,708)	(18,119)
Net income (loss)	9,390	(6,542)	(12,884)	9,027	(8,313)	(7,845)	(7,506)	(17,973)
Basic net income(loss) per share	0.05	(0.06)	(0.13)	0.09	(0.09)	(0.08)	(0.08)	(0.19)
Weighted average # of shares outstanding (000's)	107,641	107,641	101,008	99,653	95,641	93,117	93,064	93,061
Statement of Financial Position
Cash and cash equivalents	5,241	7,103	9,295	6,873	4,320	1,144	2,261	37,459
Total assets	$339,908	$341,215	$348,459	$364,975	$346,900	$348,912	$327,646	$328,259

(1) After the completion and commissioning of key upgrades the Jerritt Canyon operations achieved steady state production levels in June 2012 which continued throughout the remainder of 2012 and into 2013.

(2)	During 2011 the Company underwent a number of both scheduled and unscheduled voluntary shutdowns of the mill operations at Jerritt Canyon which were done to complete significant required equipment refurbishment, overhaul, and replacements, as well as critical maintenance.

RESULTS OF OPERATIONS

The Company had net income of $5.9 million during the quarter ended June 30, 2013 (“Q2-2013”), compared to net loss of $8.3 million in same quarter of the prior year (“Q2-2012”). The Q2-2012 net income arose primarily from income from gross margin of $4.5 million and non-cash derivative gains of $12.2 million offset with $3.6 million in finance an transactions costs, all of which are further discussed below. The Q2-2012 net loss arose primarily from a gross loss of $3.1 million and a $7.2 million loss from operations.

Correction of an error:

Subsequent to the August 14, 2013 filing of the Company’s Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2013, and corresponding Management Discussion and Analysis, the Company discovered an error in the number of gold ounces included in Work-in-progress inventory as at June 30, 2013, which resulted in an overstatement of inventory at June 30, 2013 and a corresponding overstatement of income for the three months ended June 30, 2013. The correction of this error resulted in the following changes to the consolidated statement of operations for the three months ended June 30, 2013:

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Condensed Consolidated Interim Statements of Operations
(in thousands of US dollars, except for per share amounts)

	Three months ended June 30, 2013
	As initially reported	Amendment	As Amended
	$	$	$
Cost of Sales	39,002	3,139	42,141
Depreciation, depletion, and amortization	4,513	395	4,908
Net income	9,390	(3,534)	5,856
Income per shares - basic	0.09	(0.04)	0.05
Income per share - dilluted	0.07	(0.02)	0.05

Condensed Consolidated Interim Statements of Financial Position
(in thousands of US dollars, except for per share amounts)

	June 30, 2013
	As initially reported	Amendment	As Amended
Work in process inventory	$10,542	$(3,534)	$7,008

The correction of this error did not have an impact on the Company’s Consolidated Financial Statements for the year ended December 31, 2012.

Revenue:

Revenue from gold sales in Q2-2013 was $44.9 million from the sale of 36,590 ounces of gold at an average selling price of $1,388 per ounce, representing a 23% increase from Q2-2012 gold sales revenue of $36.4 million which arose on the sale of 24,073 ounces at an average price of $1,642. The increase in sales volume in Q2-2013 versus Q2-2012 was primarily the result of Starvation Canyon coming online and contributing an estimated 7,428 ounces sold for $9.9 million, $6.4 million of which was included in Revenue and the remaining $3.5 million credited to the related mineral property asset. Q2-2013 revenue also included $1.7 million of toll milling revenue earned on the processing of 12,700 tons of third party ore, there being no comparable revenue stream in Q2-2012.

Gold sales revenue in Q2-2013 was comparable to the $45.4 million earned in Q1-2013 despite the average price per gold ounce sold deceasing 15% from $1,625 to $1,388 per ounce. This was achieved with a 23% increase in the number of ounces sold, from 29.7 thousand ounces sold in Q1-2012 to 36.5 thousand ounces in Q2-2013. The increase volume of sales was directly attributable to the increased production.

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Gross margin – mining operations:

In Q2-2013, the Company achieved a gross margin of $4.5 million compared to a gross loss of $3.1 million in Q2-2012. The improved margin from Q2-2012 is primarily the result of the increased revenues achieved from the quarter’s improved production described above. Q2-2013 Cost of Sales was $42.1 million, comparable to the $39.5 million incurred in Q2-2012. Q2-2013 cost of sales included additional costs of $1.9 million relating to Starvation Canyon operations that commenced during the quarter. In Q2-2012 production shortfalls resulted in a draw-down of prior period gold inventory which was not replenished by period-end, thus increasing cost of sales $6.2 million during that quarter. The production shortfalls encountered in Q2-2012 related primarily to downtime caused by chain failures on the bucket elevator but also due to the expander failure on the oxygen plant.

Depreciation, depletion and amortization:

The Company had $4.9 million in depreciation and amortization in Q2-2013 compared to $2.7 million in Q2-2012. The higher depreciation in 2013 is largely due to the increase in the depreciable property plant and equipment asset base, as well as $1.8 million increase in depletion of mineral property additions resulting from both increased production levels and a larger depreciable asset base.

General and administrative expenses and stock-based compensation:

During Q2-2013 the Company incurred general and administrative expenses (“G&A”) of $2.3 million, compared to the $1.3 million incurred in Q2-2012.   Included in Q2-2013 G&A was $0.2 million of share based payments compared to $0.4 million in Q2-2012.

G&A excluding share based payments was $2.1 million in Q2-2013, comparable with the $1.0 million incurred in Q2-2012.  These expenses are for corporate head office and transactions costs and are primarily comprised of: salary and benefit costs and, professional and consulting fees. The increase in G&A in Q2-2013 compared to Q2-2012 was due primarily to a $0.9 million cost recovery which resulted from the reversal of previously accrued liabilities determined not to be payable during the quarter in 2012.

Share based payments of $0.3 million were recorded in Q2-2013, $0.1 million of which was included in cost of sales, with the remainder being included in G&A.  Share based payments of $0.7 million were recorded in Q2-2012, $0.3 million of which was included in cost of sales, with the remainder being included in G&A.  The charges in both 2013 and 2012 were largely attributable to options that were granted and vested in the second quarter of each respective year.

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Finance and transactions costs:

Finance and transactions costs are comprised of:

	Three months ended June 30,
	2013	2012
Interest on convertible debenture	$(1,509)	$(35)
Accretion of decommissioning and
rehabilitation provisions	(380)	(304)
Environmental rehabilitation expense	(559)	74
Transaction costs and finance fees	(1,002)	(1,117)
Other interest and transaction costs	(116)	526
	$(3,566)	$(856)

Finance and transactions costs increased from $0.9 million in Q2-2012 to $3.6 million in Q2-2013. The cost increase was primarily attributable to $1.5 million in interest on convertible debt, the balance of which increased significantly after Q2-2012 when the majority of the convertible debentures were issued. There was also a $0.6 million increase in environmental reclamation expenditures made to comply with dynamic regulatory requirements, and a $0.3 million increase in the amortization of deferred transaction costs primarily resulting from the settlement of obligations under the Deutsche Bank Gold Facility.

Interest and other income:

Interest and other income (expense) is comprised of:

	Three months ended June 30,
	2013	2012
Gain on warrants and derivatives	$8,816	$(1,382)
Gain/(loss) on derivatives	3,414	696
Interest income	10	11
Other income	(66)	445
	$12,174	$(230)

Interest and other income increased from loss of $0.2 million in Q2-2012 to income of $12.4 million in Q2-2013. The Company’s issued warrants, denominated in a non-functional currency, are revalued at each reporting period and the fair value recorded in net earnings. For Q2-2013 a gain of $8.8 million was recognized compared to a loss of $1.4 million in the same period in 2012.  For Q2-2013, the Company also recognized $0.8 million in gains, compared with $Nil for the same period in 2012, on the embedded derivative component of convertible debt, which are revalued at each reporting period and the fair value recorded in net earnings. The gains in Q2-2013 are the result of declines in the Company’s share price during the quarter; the loss in Q2-2012 are the result of appreciation in the Company’s share price during that time. The changes in warrant valuation are much larger in Q2-2013 due to there being a larger number of warrants outstanding during the period.

The gain on derivatives for the three months ended June 30, 2013 is comprised of gains relating to two derivative gold forward contracts entered into November 2010 and January 2012, which when revalued as at June 30, 2013 resulted in a gain of $3.1 million and a loss of $0.5 million, respectively.  Comparatively, the gain on the same derivatives recorded for the first quarter of 2012 resulted from a gain of $0.7 million and $Nil, respectively.

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Other items:

The foreign exchange loss of $nil in the second quarter of 2013 was due to a relatively unchanged Canadian dollar relative to the US dollar since the prior period end.  The foreign exchange loss of $0.6 million in the second quarter of 2012 was due to the weakening of the Canadian dollar relative to the US dollar at that time; the loss related primarily to losses on U.S. denominated monetary liabilities.

Income taxes:

The income tax expense of $Nil incurred in Q2-2013 is less than the gain of $0.5 million earned in Q2-2012.  The gain recognized in Q2-2012 was the result of a reversal of previously accrued tax liabilities, which did not occur in the current quarter.

LIQUIDITY

Cash and cash equivalents decreased from $9.3 million at December 31, 2012 to $5.2 million at June 30, 2013. As at June 30, 2013 the Company had a working capital deficiency of $90.8 million compared to a working capital deficiency of $34.3 million at December 31, 2012, this change is primarily the result of a previously long-term $17.3 million derivative forward contract liability becoming a current liability in Q1-2013, as well as the activities described below.

Operating:

During the six months ended June 30, 2013 the Company recorded net loss of $0.7 million, which, after adjusting for non-cash items, including changes in working capital of $7.1 million; and subtracting $4.2 million in cash-settled deferred revenue liabilities, resulted in cash outflows of $11.4 million from operations for the year.

This compares to the six months ended June 30, 2012 where the Company incurred a net loss of $16.1 million, which, after subtracting non-cash items, including changes in working capital of $4.9 million, resulted in cash outflows of $19.9 million which after adding net deferred revenue proceeds of $9.1 million resulted in operating cash outflows of $10.8 million.

Changes in non-cash working capital thus far in 2013 have resulted in a $7.1 million cash inflow compared to $4.9 million outflow in the comparable period in 2012. The inflows in 2013 were from an increase in accounts payable of $2.8 million; a decrease in inventory of $1.0 million; and a $3.3 million decrease in accounts receivable.

Changes in non-cash working capital in for the same period in 2012 resulted in a $3.0 million cash outflow. The outflows in 2012 were primarily from a $5.2 decrease in accounts payable.

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Investing:

Capital expenditures

	Six months ended June 30,
	2013			2012
(in thousands)	Property, plant and equipment	Mineral properties	Total	Property, plant and equipment	Mineral properties	Total
Jerritt Canyon - Mill and equipment expenditures	$2,443	$-	$2,443	$15,468	$-	$15,468
Jerritt Canyon - Exploration expenditures & underground mine development	-	8,756	8,756	-	3,302	3,302
Ketza River - Property, plant and equipment expenditures	-	-	-	247	-	247
Ketza River - Exploration/development expenditures	-	799	799	-	3,181	3,181
Corporate - property plant and equipment expenditures	14	-	14	-	-	-
	$2,457	$9,555	$12,012	$15,715	$6,483	$22,198

Cash disbursements on property, plant and equipment and mineral properties were $12.0 million to date in 2013 compared to $22.2 million in 2012.

Significant property, plant and equipment capital expenditures year to date in 2013:

●	Various mill related equipment ($1.3 million)

●	Mobile and other mining equipment ($1.1 million)

●	Snow blowing equipment ($0.3 million)

●	Environmental and new tailings facility infrastructure ($0.4 million)

Significant capital expenditures for in the comparable period in 2012 included payments on:

●	Ore dryer, bag house, and scrubber circuit ($2.3 million);

●	Mobile equipment ($4.1. million);

●	Fabric and earthworks completion on second tailings facility ($3.8 million)

●	DCS installation ($1.5 million);

●	Refinery furnace ($0.3 million); and,

●	Waste Water treatment facility ($0.3 million)

Nevada mineral property expenditures during Q2- 2013 included SSX development including the new Saval portal ($1.5 million); Smith mine development ($0.7 million); Starvation canyon mine development, ($6.8 million); and Jerritt Canyon exploration expenditures ($1.1 million).

Nevada mineral property expenditures during Q2-2012 include payments for exploration and evaluation programs at Burns Basin, Starvation Canyon, Pie Creek, and West Mahala; as well as the construction of underground infrastructure and mine development at the Smith and SSX/Steer mines.

Exploration at Ketza River remained consistent as the Company continued focused on evaluating available data for the preparation of responses regarding the YESAB proposal.

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Financing:

In April 2013 the Company closed a financing in the form of an eight-month senior unsecured promissory note (the "Note") with a principal sum of $10.0 million. In connection with the Note, the Company issued 3.4 million common share purchase warrants with an exercise price of US$1.80 per warrant, which have a 5 year life. The Note bears interest at a rate of 9% per annum, payable monthly and will mature eight months from the April 12, 2013 closing date, and is discussed in detail in the commitments section of this MD&A.

During the first half of 2012 the Company raised $5.0 million through a forward sales agreement entered into on January 2012. As well, $9.9 million of the $20 million prepayment received in February, 2012 for the Second Gold Forward Agreement with Deutsche Bank was attributed to the warrants that were issued. In May, 2012 $9.1 million was raised through the private placement of 39.1 million units consisting of one common share and one share purchase warrant, and in June 2012 raised an additional $5.9 million from the issuance of convertible debentures.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities.

The Company had loss from operations of $2.7 million for the three months ended June 30, 2013 and losses from operations of $8.3 million for the six months ended June 30, 2013, respectively, and $12.1, and $11.4 million outflow of cash from operations for the same periods, respectively. At June 30, 2013 the Company had a working capital deficiency of $90.8 million (December 31, 2012 – $34.3 million) and an accumulated deficit of $379.6 million (December 31, 2012 – $379.0 million). The Company has negotiated the deferral of the settlement of a forward agreement with Monument Mining requiring the payment of $6.7 million in cash or physical delivery of 3,839 ounces of gold to September 2013. Also, the Company continues to look at options for external financing to resolve the working capital deficit. The Company believes it will obtain additional financing, at favorable terms, during the third quarter of 2013.

Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on hand to meet expected operating expenses for 60 days. The significant investment requirements and downtime experienced relating to the Jerritt Canyon operations refurbishment and operating issues since restarting increased the need for the Company to continue pursuing additional financing to meet the ongoing capital requirements to ensure continuity of operations. The operations underwent significant upgrades in the first half of 2012 which had a significant impact on the mills output capacity as well as reopened the SSX-Steer mine, returning the Company to positive operating cash flows in the third and fourth quarter of 2012, as well as the first quarter of 2013. However there can be no assurance that the Company will be able to obtain additional financial resources should further investment be required, or continue to achieve profitability or positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to curtail operations and exploration activities.

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The following are the contractual maturities of the undiscounted cash flows of financial liabilities at June 30, 2013:

Contractual obligations	Less than 3 months	4 to 12 months	1 to 2 years	Greater than 2 years	Total
Accounts payable and accrued liabilities	49,200	-	-	-	49,200
Finance lease obligations	655	1,914	2,471	516	5,556
Operating lease obligations	82	242	317	53	694
Decommissioning and rehabilitation provisions	-	718	1,461	66,667	68,846
Total	49,937	2,874	4,249	67,236	124,296

CAPITAL RESOURCES:

The Company had a cash balance of $5.2 as of June 30, 2013 and a negative working capital balance of $90.8. The Company had a $52.8 million restricted cash balance as of June 30, 2013 (December 31, 2012 - $51.3 million), primarily related to cash restricted for future reclamation at the Jerritt Canyon property.

The Company invested the funds from the December 2012 public offering into state bonding requirements, working capital needs, and the development of Starvation Canyon mine. The Company further funded the development of the Saval portal and the completion of Starvation Canyon with $8 million of performance reserve funds, relating to the August 2011 Forward Gold Purchase Agreement, which released in February, 2013; along with $10 million in proceeds obtained from a an eight-month senior unsecured promissory note received in April, 2013, described in detail below in the Commitments section of the MD&A. With development work completed, and the full ramp up of the mine’s operations, it is expected that sufficient funds will be generated to support the ongoing capital expenditures and the Company will be free cash flow positive.

The Company continues to explore opportunities to reduce the existing debt commitments by extending out the existing terms of the Gold Forward Facilities, either in cooperation with the current holders or through the buyout of the debt under new terms, enabling it to invest further funds into existing operations or pursue changes to its capital structure. Should these negotiations prove successful the monthly cash flow from the Jerritt Canyon operations will increase by up to $2 million, depending on the amount of debt that can be restructured, lowering the breakeven point for the operations and increasing cash available to support investment in the operations.

COMMITMENTS

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces to be delivered to Deutsche Bank over a forty-eight month term commencing September 2011. The scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first nine months of the term; (ii) 2,000 ounces per month for the following nine months of the term; and, (iii) 4,330 ounces per month for the final thirty-nine months of the term. On February 7, 2012, the Company entered into a Second Forward Gold Purchase Agreement with Deutsche Bank (the “Third Agreement”).  Under this agreement, the Company received a gross prepayment of $20 million, of which net cash proceeds of $18.9 million were received on February 8, 2012, in exchange for the future delivery of 650 ounces of gold per month, over a forty-three month term commencing March 31, 2012, representing total future delivery of 27,950 ounces of gold.

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On November 25, 2010, the Company entered into a forward gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. In November 2011 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in December 2012, and that approximately 2,674 additional ounces would be delivered at that time. The additional ounces to be delivered is based on a 2.25% monthly increase in the ounces of gold to be delivered for each month the contracted gold delivery is outstanding from May 30, 2011. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment rather than through physical delivery of the gold. In December 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in January 2014, and that approximately 3,819 additional ounces would be delivered at that time.

On January 12, 2012, the Company entered into a forward sales contract with a related party which requires delivery of 3,665 ounces of gold by June 12, 2012 or cash payment of $6.0 million at the option of the related party. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, resulting in an agreed upon late-settlement charge of 2.25% per month on the outstanding balance being imposed on the Company. This resulted in an additional charge of $0.4 million, or an estimated 165 ounces being due on August 30, 2012. As at December 31, 2012 the contract had not been settled and the Company is in negotiations with the counterparty to further extend the settlement date.

The Company issued unsecured convertible debentures on June 15, 2012, July 19, 2012, and October 11, 2012 for gross proceeds of C$6.0 million, C$4.0 million, and C$2.0 million, respectively (collectively, the "Debentures"). The Debentures bear interest at a rate of 11% per annum and have December 15, 2015, January 19, 2016, and April 11, 2016 maturity dates (the "Maturity Date"), respectively. At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the "Shares") at any time after expiry of the four month hold period of the Debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual, discounted by 5% per Share.

On April 12, 2013, the Company entered into a senior unsecured promissory note, which was amended on May 15, 2013 (the “Note”) with a principal sum of US$10.0 million. The Note bears an interest at a rate of 9% per annum and will mature on October 12, 2014. In connection with the Note, the Company issued to the counterparty (the “Lender”) 3.4 million five-year common share purchase warrants with an exercise price of $1.80 per warrant. In connection with the Note transaction, the Company also paid a finder’s fee equal to 4% of the aggregate gross proceeds to Casimir Capital Ltd. (“Casimir”) and also issued Casimir 100,000 common share purchase warrants with an exercise price of $1.85 and a term of two years from the Closing Date. The Note provides that from and after the maturity date or at the election of the Lender an Event of Default (as defined in the Note), the principal may be converted, in minimum increments of $500,000 and no more than 20% of the original principal of the amended Note in any one 30-day period, into common shares of the Company based on a conversion price equal to the greater of: (a) US$0.50, provided that if the US$0.50 floor price would cause the Lender’s ownership interest in the Company to be greater than 19.9% of the Company’s issued and outstanding common shares, the floor price shall be the price that would cause the Lender’s ownership interest in the Company to be equal to 19.9% of the Company issued and outstanding common shares; and (b) the Market Price (as defined in the TSX Company Manual) of the Company’s common shares discounted by 10% per share. The ability of the Lender to exercise its option to convert the principal into common shares remains subject to TSX approval at the time of the conversion. In addition, pursuant to the terms of the Note, the Company issued to the Lender an additional 500,000 common share purchase warrants with an exercise price of US$1.80 and an expiry date of April 12, 2018. The Company used the proceeds of the Note to complete development of the Starvation Canyon Mine, which commenced production on April 6, 2013, as described above.

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OUTLOOK

For 2013 and forward the Company is focused on achieving sustainable production of approximately 145,000 to 155,000 ounces from its three existing underground mines (including Starvation Canyon mine which was completed in April of 2013). As well, the Company plans to open a fourth mine, Saval 4, close to the SSX-Steer mine through which the Company can draw additional ores at comparable grades to the other mines for at least another year. To supplement the ores from the property, the Company has secured a 17 month toll milling agreement with Newmont USA Ltd. (see Subsequent Events) to process up to 45,000 tons per month, adding additional incremental revenues and cash flows to the Jerritt Canyon operation. The Company also has other agreements in place, including the Klondex toll milling agreement for their non-refractory ore.

As previously noted the Company has substantially completed all items under the Consent Decree, including the addition of air emissions control equipment for mercury. Stack testing will continue on a quarterly basis for the roaster stacks until the Consent Decree is extinguished.  The roasters continue to pass the testing requirements.  The Company is now evaluating alternative ways to structure the remaining project so that the Consent Decree can be brought to a close in the fourth quarter. Testing of treatment methods for RDA seepage (the remaining CD item) began in the first quarter of 2013 and continues with indications of success.  Several treatments are being tested to identify which is most effective and also determine what potential bonding would be needed to secure the completion of that work.

The 2011 surface exploration program identified a number of areas of interest and proved the viability of the East and West Mahala resources which lie between the Smith and the SSX-Steer mine. The Company is currently working on development plans from zone 1 in the SSX-Steer mine that will bring the Company within 100 meters of one of the deposits identified and will allow for further drilling of the resource and likely convert another 400 ounces approximately from inferred resource into reserves. As well, geophysical survey work in the Starvation Canyon area on the south end of the property has identified areas of interest to the west of the existing deposit that will need to be explored in the 2013 drill program as well.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to obtain additional financing in order to meet its planned business objectives and generate positive cash flows. However, there can be no assurance that the Company will be able to obtain additional financial resources or achieve profitability or positive cash flows. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which values could differ significantly from the going concern basis.

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OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of June 30, 2013.

SUBSEQUENT EVENTS

On July 24, 2013 the Company entered into a toll milling agreement with Newmont USA Limited, a subsidiary of Newmont Mining Corp. (NYSE: NEM) to process ore at Veris' Jerritt Canyon Mill. Under the terms of the toll milling agreement, which ends December 31, 2014, Newmont will deliver up to 45,000 short tons of ore per month produced from Newmont Mines in Nevada to the Jerritt Canyon Mill for processing. The ore will be batch processed and provide the Company with additional flexibility in processing ores from its three Jerritt Canyon underground gold mines. Newmont will pay a toll milling fee to Veris that will be adjusted on a quarterly basis to reflect any changes to input costs associated with processing the ore, while lowering overall cash costs. The toll milling agreement is structured so that all doré produced from the ore will remain the property of Newmont throughout the process and the associated toll milling fee charged to each ton will be treated as a separate revenue stream, offsetting the processing costs. Further terms of the toll milling agreement are confidential to both parties.

As previously described in the Commitments section above, pursuant to the terms of the April 12, 2103 issued Note, in July, 2013 the Company issued to the Lender an additional 500,000 common share purchase warrants with an exercise price of US$1.80 and an expiry date of April 12, 2018.

On August 9, 2013 the Company filed a final prospectus supplement (the "Offering"), whereby the Company will issue units (the "Units"), and flow-through units (the "Flow-Through Units"). The Offering included the described issuance of 9,009,800 Units at a price of C$0.52, which were comprised of one common share of the Company (a "Unit Share") and one half of one common share purchase warrant (each whole warrant, a "Unit Warrant"). Each Unit Warrant has an exercise price of C$0.60 and entitles the holder thereof to acquire one common share of the Company for a period of thirty-six (36) months following the closing of the Offering. Also included in the Offering was the described issuance of 5,813,100 Flow-Through Units, issued only in Canada, at a price of C$0.55 which will are comprised of one common share of the Company which qualifies as a "flow-through share" within the meaning of the Income Tax Act (Canada) (the "Flow-Through Shares") and one half of one common share purchase warrant (each whole warrant, an "FT Unit Warrant"). Each whole FT Unit Warrant shall have an exercise price of C$0.65 and entitle the holder thereof to acquire one common share of the Company for a period of thirty-six (36) months following the closing of the Offering. The Offering is being conducted on a best efforts agency basis pursuant to an agency agreement among the Company and a syndicate of agents led by Secutor Capital Management Corporation and including Global Hunter Securities, LLC. Global Hunter Securities, LLC only offered the Units in the United States. Secutor Capital Management Corporation offered the Units and Flow-Through Units only in Canada.

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The Company intends to use the net proceeds of the Offering to complete the refurbishment of its Jerritt Canyon mill operations, to complete the development of the underground mine facilities at the Saval 4 Gold Mine, fund bonding related to future reclamation obligations, ensure that debt payments are met and for general working capital purposes. Proceeds from the Flow-Through Units will be used for the funding of exploration activities at the Company's Ketza River property.

RELATED PARTY TRANSACTIONS

During the three and six months ended June 30, 2013, the Company was charged a total of $0.1 million and $0.2 million, respectively (2012 - $0.2 million and $0.3 million, respectively) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at June 30, 2013 is $0.1 million (as at December 31, 2012 – $nil).

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this liability was $6.8 million as at June 30, 2013 (2012 - $7.0 million). For the three and six months ended June 30, 2013, a derivative loss of $0.5 million and loss of $0.2 million was recognized (2012 – $nil and $1.1 million loss respectively) (note 12).

In July 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the three and six months ended June 30, 2013, a total of $0.2 million and $0.3 million, respectively, was charged to the Company under this agreement (2012 – $0.1 million and $0.2 million, respectively). The amount owing at June 30, 2013 is $0.1 million (December 31, 2012 – $0.1 million).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

Compensation of key management personnel:

The remuneration of directors and other members of key management personnel during the periods were as follows:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Salaries, directors fees, and short-term benefits	$681	$491	$1,043	$922
Share-based payments	299	295	295	299
	$980	$786	$1,342	$1,744

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

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CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to management uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Critical accounting estimates that have the most significant effect on the amounts recognized in the financial statements are:

Capitalization of long-term mine development costs

The Company capitalizes mining and drilling expenditures that are deemed to have economic value beyond a one-year period. The magnitude of this capitalization involves a certain amount of judgment and estimation by the mine engineers. The magnitude of this capitalization makes this a critical accounting estimate.

Impairment testing of long-lived assets

At each reporting date, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash inflows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of an impairment is recognized as income immediately.

A National Instrument 43-101 compliant estimate of proven and probable reserves and measured, indicated & inferred resources for each mineral property is a critical estimate in evaluating long-lived assets for impairment. In addition, estimates such as the future price of gold and certain capital and operating cost estimates are critical estimates in the evaluation of potential impairment of long-lived assets.

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Decommissioning and rehabilitation provisions

Reclamation costs are estimated at their fair value based on the estimated timing of reclamation activities and management’s interpretation of the current regulatory requirements in the jurisdiction in which the Company operates. Changes in regulatory requirements and new information may result in revisions to these estimates. The estimated asset retirement obligations on both the Jerritt Canyon property and the Ketza River property are fully funded at this date.

Income taxes

Deferred taxation is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the on unused tax losses, unused tax credits, and temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Share based payments and valuation of warrants

The fair value of stock options granted, measured using the Black-Scholes option pricing model, is used to measure share-based compensation expense. The Black-Scholes option pricing model requires the usage of certain estimates, which includes the estimated outstanding life of stock options granted.

When the Company issues Units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model. Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the statement of financial position as derivative instruments.

Derivative Instruments

All financial instruments that meet the definition of a derivative are recorded on the statement of financial position at fair value. Changes in the fair value of derivatives are recorded in the statement of operations. Management applies significant judgment in estimating the fair value of those derivatives linked to the price of gold.

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RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued are as follows:

Accounting standards adopted January 1, 2013:

i)	Amendments to IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”)

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The disclosures should be provided retrospectively for all comparative periods. This amendment did not have an impact on the Company’s condensed consolidated interim financial statements.

ii)	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

Issued in May 2011, IFRS 10 replaces the consolidation guidance previously provided by IAS 27-Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. This new standard redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity’s returns. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

iii)	IFRS 11 - Joint Arrangements (“IFRS 11”)

IFRS 11 replaces IAS 31 - Interests in Joint Ventures, and SIC 31- Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements, in which an entity is involved, by assessing its rights and obligations and classifying the type of joint arrangement based on such an assessment. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

iv)	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12’)

IFRS 12 requires enhanced disclosure of the Company’s interests in both condensed consolidated interim and non-condensed consolidated interim entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

v)	IFRS 13 - Fair Value Measurement (“IFRS 13”)

Issued in May 2012, IFRS 13 sets out a single framework for measurement and disclosure of information regarding fair value measurement. This standard applies when another IFRS requires, or permits, fair value measurements and/or disclosures about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has provided additional disclosure on its condensed consolidated interim financial statements as a result of this standard.

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vi)	Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”)

This amendment, issued in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

vii)	Amendment to IAS 19 – Employee Benefits (“IAS 19”)

This amendment, issued in June 2011, introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses, and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income, and requires use of the same discount rate for both defined benefit obligation and expected asset return when calculating interest costs. Other amendments include modification of the accounting for termination benefits and classification of other employees. This amendment did not have an impact on the Company’s condensed consolidated interim financial statements.

viii) IFRIC 20 – Stripping Costs in the Production Phase of A Surface Mine (“IFRIC 20”)

In October 2011, the IASB issued IFRIC 20 which clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted, and includes guidance on transition for pre-existing stripping assets. This standard did not have an impact on the Company’s condensed consolidated interim financial statements.

Accounting standards effective January 1, 2014:

i)	IAS 32 - Offsetting Financial Assets and Financial Liabilities (“IAS 32”)

The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The amendments to IAS 32 require retrospective application. The Company is currently evaluating the impact the amendments are expected to have on its condensed consolidated interim financial statements.

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Accounting standards effective January 1, 2015:

i)	IFRS 9 - Financial Instruments (“IFRS 9”)

This new standard for financial instruments is intended to replace IAS 39 - Financial instruments: Recognition and measurement (“IAS 39”), in entirety, in three main phases. IFRS 9 is intended to be principles-based, and less complex than IAS 39. The first phase of IFRS 9 was issued and amended in November 2009 and October 2010, respectively, and addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the contractual cash flow characteristics, and the Company’s business model for managing, financial assets. Financial liabilities are classified and subsequently measured at amortized cost, except for financial liabilities classified as at fair value through profit or loss (“FVTPL”), financial guarantees, and other certain exceptions.

In response to delays to the completion of the remaining two phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its condensed consolidated interim financial statements.

Outlook on Future Earnings

Future net earnings will be primarily impacted by changes in fair values to the Company’s share purchase warrants, with an exercise price denominated in Canadian dollars. Changes in the fair value of the share purchase warrants are primarily influenced by the Company’s share price, the volatility of the Company’s share price and the Canadian to USD exchange rate. Generally, if either the share price or the volatility increase or the Canadian dollar strengthens against the USD, with other factors remaining constant, the fair value of the warrant liability will increase and the Company will record an expense in its future earnings.

The IASB has a work plan in effect which continues to amend and add to current IFRS standards. The Company will monitor the progress of this work plan and assess the impact of the changes on the Company on a timely basis.

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FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, receivables, restricted funds, accounts payable and accrued liabilities, borrowings, and derivative liabilities. The Company’s derivative liabilities include forward contracts, the embedded gold derivative component of borrowings, and warrants.

The Company’s financial assets and liabilities are classified as FVTPL and therefore are carried at fair value with changes in fair value recorded in income. Interest income and expense are both recorded in income. The Company’s financial assets and liabilities include cash and cash equivalents, restricted funds, and derivative assets and liabilities. The Company’s derivative liabilities are comprised of: (a) Warrants (considered derivatives due to being denominated in Canadian dollars, a different currency than the Company’s U.S. dollar functional currency); (b) derivative Forward Contracts; and, (c) the gold derivative embedded within the convertible debentures (the “Embedded Derivative”). The fair value of derivative forward contracts are made by reference to the gold spot price at period end. The fair value of the company’s share purchase warrants and embedded derivatives is determined using option pricing models.

Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities, as well as the debt component of borrowings are classified as other liabilities and are measured at amortized cost, using the effective interest method. The fair values of accounts receivables, accounts payable and accrued liabilities approximate the carrying value because of the short term nature of these instruments.

RISK ASSESSMENT

There are numerous risks involved with gold mining and exploration companies and the Company is subject to these risks. The Company’s major risks and the strategy for managing these risks are as follows:

Gold price volatility

The price of gold has been historically volatile and this volatility will likely continue both near-term and long-term. Management’s strategy in dealing with this volatility is to expose gold produced by Jerritt Canyon to this volatility (i.e. sell gold at market rates as produced), thus participating in upward movements in price of gold, while also being exposed to downward movements in the price of gold. The Company has currently entered into two derivative forward contracts whereby future settlement will be determined by the future market price of gold. As repayment of these obligations is referenced to the gold spot price, increases in the price of gold will increase the cost of payment.

Further, the Company’s deferred revenue represents the prepayment of funds for Forward Gold Purchase Agreements with Deutsche Bank, entered into on August 12, 2011 and February 7, 2012. Under the Gold Purchase Agreement the Company is obligated to deliver 173,880 ounces of gold to Deutsche Bank, to be delivered through scheduled monthly deliveries over a forty-eight month term that commenced in September of 2011. Under the Second Gold Purchase Agreement the Company is obligated to deliver and additional 27,950 ounces of gold to Deutsche Bank, to be delivered through scheduled monthly deliveries over a forty-three month term that commenced in March 2012.

The Company is to receive additional payments from Deutsche Bank for the monthly gold deliveries associated with these agreements. The dollar amount of the additional payments is contingent on the future price of gold.

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Estimates of reserves and resources

Resource estimates involve a certain level of interpretation and professional judgment. In the past the Company opted to utilize the services of SRK Consulting in the National Instrument 43-101 work for both the Jerritt Canyon mine and the Ketza River project. This ensures a consistent methodology is utilized from property to property. The Company is currently in the process of completing an updated National Instrument 43-101 report for both the Ketza River and Jerritt Canyon property and expects these to be completed during the third quarter of 2012.

Environmental risk

Environmental factors must be taken into account at all stages of project development and during mining operations. The Company understands that it is critical to long-term success to operate in an environmentally conscious manner. The operations in Nevada are subject to close environmental regulation from the NDEP and the Company is currently operating under the terms of a Consent Decree signed in October 2009. The Company must continue to comply with the terms and deadlines of the Consent Decree or be subject to further fines until it returns to compliance.

Safety risk

The mining business can present some significant safety risks during all phases of project/mine life. The Company has undertaken several safety related capital improvements to the Jerritt Canyon facilities since acquiring the property in 2007 to mitigate the impact of these risks. In 2012 safety related improvements continue to be a component of the capital budget.

Ability to raise capital

The availability of capital is dependent on both macroeconomic factors and the Company’s track record in utilizing capital. The industry continues to go through a period of credit tightening, with heightened security requirements and lowered funding expectations, which present significant challenges to companies attempting to obtain financing. The ability to obtain regular debt financing continued to prove difficult for companies without a sufficient history of sustainable earnings, especially towards the latter part of 2012.

The Company was able to obtain funds financing in 2013 and 2012 through both debt and equity markets. The Company was able to raise equity financing with both a public offering and a private placement in the prior year. Debt financing was done by way of issuing convertible debentures. In the latter half of 2012 the market for smaller gold companies experienced an exodus of capital and this has directly impacted the Company’s market capitalization, increasing the difficulty to do any significant forms of equity financing without incurring significant dilution. Management attempts to use capital resources as efficiently as possible, while being aware of the need to invest money in the finding and developing future gold-bearing ore bodies.

Exploration for future gold resources and reserves

Exploration can be a very capital intensive undertaking for the Company. Management understands this risk and attempts to use available resources as efficiently as possible. The Company determines an appropriate level of exploration expenditures during the budgeting process and the results of these programs are assessed to determine future level of exploration activity.

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OUTSTANDING SHARE DATA

The following is the outstanding share information for Veris as of August 14, 2013:

	# Outstanding (000')
Common shares issued and outstanding	107,641

		Weighted average	Weighted average
Outstanding equity instruments	# Outstanding (000')	Exercise price	Years to expiration
Warrants	19,573	$2.91	2.6
Stock options	6,847	$2.70	2.0

DISCLOSURE CONTROLS AND PROCEDURES

Based upon the evaluation of the effectiveness of the disclosure controls and procedures regarding the Company’s consolidated financial statements for the three and six months ended June 30, 2013 and this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to others within the Company particularly during the period in which this report and accounts were being prepared, and such controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under regulatory rules and securities laws is recorded, processed, summarized and reported, within the time periods specified. Refer below to Internal Control Over Financial Reporting. Management of the Company recognizes that any controls and procedures can only provide reasonable assurance, and not absolute assurance, of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Chief Executive Officers and Chief Financial Officer, has assessed:

(i)	the design and evaluated the effectiveness of the Company’s disclosure controls and procedures and

(ii)	the design of the company’s internal control over financial reporting as of June 30, 2013, pursuant to the certification requirements of National Instrument 52-109. Management has satisfied itself that no material misstatements exist in the Company’s financial reporting at June 30, 2013.

ADDITIONAL INFORMATION

Additional information may be examined or obtained through the internet by accessing the Company’s website at www.verisgold.com or by accessing the Canadian System for Electronic Data Analysis and Retrieval (SEDAR) website at www.sedar.com.

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FORWARD LOOKING STATEMENTS

This report contains “forward-looking statements”, including all statements that are not historical facts, and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other factors related.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

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